UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ness Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

64104X 10 8

(CUSIP Number)

Ajit Bhushan

Citi Venture Capital International

8th Floor

33 Cavendish Square

London, W1G OPW

United Kingdom

Telephone: +44(0) 207-508-1330

Copies to:

Jeffrey S. Lewis, Esq. / Ethan A. Klingsberg, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Telephone: (212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CVCIGP II Jersey Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON PN

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CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Venture Capital International Investment G.P. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON OO

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CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Venture Capital International Delaware Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON CO

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CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citicorp International Finance Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON CO

5

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citicorp Banking Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON CO

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CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,784*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,784*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,784*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON HC

 * Includes 117 shares of common stock directly beneficially owned by a subsidiary of Citigroup Inc.

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Item 1.	Security and Issuer

This Schedule 13D (this “Statement”) relates to the shares (the “Shares”) of common stock, $0.01 par value (“Common Stock”), of Ness Technologies, Inc., a Delaware corporation (“Ness”). The principal executive office of Ness is located at Atidium High-Tech Industrial Park Building, Tel Aviv 61580, Israel.

Item 2.	Identity and Background

This Statement is being filed by CVCIGP II Jersey Investment L.P. (“CVCIGP II Jersey”), Citigroup Venture Capital International Investment G.P. Limited (“CVCI GP”), Citigroup Venture Capital International Delaware Corporation (“CVCID”), Citicorp International Finance Corporation (“CIFC”), Citicorp Banking Corporation (“CBC”) and Citigroup Inc. (“Citigroup” and together with CVCIGP II Jersey, CVCI GP, CVCID, CIFC and CBC, collectively, the “Reporting Persons”).

CVCIGP II Jersey, a Delaware limited partnership, is principally engaged in the business of investing in equity interests of Ness. The principal address of CVCIGP II Jersey is c/o CVCI Investment GP Limited, 26 New Street, St. Helier, Jersey, Channel Islands, JE4 8PP.

CVCI GP, a Jersey Islands company, is the sole general partner of CVCIGP II Jersey. CVCI GP is principally engaged in the business of investing in equity, debt, derivatives and other securities and assets. The principal address of CVCI GP is 26 New Street, St. Helier, Jersey, Channel Islands, JE4 8PP.

CVCID, a Delaware corporation, owns all of the outstanding equity interests of CVCI GP. CVCID is principally engaged in the business of investing in equity, debt, derivatives and other securities and assets. The principal address of CVCID is One Penn’s Way, New Castle, Delaware 19720.

CIFC, a Delaware corporation, owns all of the outstanding equity interests of CVCID. CIFC is a company principally engaged in merchant banking investment activities. The principal address of CIFC is One Penn’s Way, New Castle, Delaware 19720.

CBC, a Delaware corporation, owns all of the outstanding equity interests of CIFC. CBC is a holding company principally engaged, through its subsidiaries, in the general financial services business. The principal address of CBC is One Penn’s Way, New Castle, Delaware 19720.

Citigroup, a Delaware corporation, owns all of the outstanding equity interests of CBC. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.  The principal business address of Citigroup is 399 Park Avenue, New York, New York 10043.

Schedule A, attached hereto, sets forth the names of the directors and executive officers of Citigroup and their respective occupations and citizenship.

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Other than as described in Schedule B, during the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws.

The information set forth in Schedule A and Schedule B is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

The total amount of funds required by CVCIGP II Jersey to acquire the Shares pursuant to the Purchase Agreements (as defined and described in the response to Item 4) was $36,210,903.30 (the “Purchase Price”). CVCIGP II Jersey obtained the Purchase Price through a capital contribution from its limited partners.

Item 4.	Purpose of Transaction.

On March 18, 2008, CVCIGP II Jersey entered into a securities purchase agreement with Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. (collectively, “Warburg Pincus”) and, for purposes of Section 4.02 thereof only, Dr. Henry Kressel, pursuant to which CVCIGP II Jersey acquired 3,232,667 Shares at a price of $9.90 per Share (the “Warburg Purchase Agreement”). The Warburg Purchase Agreement was amended on March 28, 2008. Also on March 18, 2008, CVCIGP II Jersey entered into a securities purchase agreement with the Morris Wolfson Family Limited Partnership, Aaron Wolfson and Abraham Wolfson (collectively, “Wolfson”) pursuant to which CVCIGP II Jersey acquired 425,000 Shares at a price of $9.90 per Share (the “Wolfson Purchase Agreement” and, together with the Warburg Purchase Agreement, as amended, the “Purchase Agreements”).

Pursuant to the Purchase Agreements, Warburg Pincus and Wolfson also agreed to assign to CVCIGP II Jersey registration rights covering substantially all of the Shares acquired by CVCIGP II Jersey that had been granted under the Second Amended and Restated Registration Rights Agreement, dated as of June 20, 2003, among Ness and the other signatories thereto, as amended by the First Amendment to the Second Amended and Restated Registration Rights Agreement, dated as of September 2, 2004 (as amended, the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, CVCIGP II Jersey has the right to demand that Ness file a registration statement covering the offer and sale of all or a portion of the Shares for which registration rights have been assigned so long as the Shares to be offered for sale have an anticipated public offering price of at least $15.0 million. If Ness is eligible to file a registration statement on Form S-3, CVCIGP II Jersey has the right to demand that Ness file a registration statement on Form S-3 or similar short-form registration statement, once in any six-month period, so long as the value of the securities to be registered is at least $5.0 million. Ness has the ability to delay the filing of a registration statement under specified conditions, such as

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for a period of time following the effective date of a prior registration statement or during the period in which such disclosure would be seriously detrimental to Ness.

If Ness registers the sale of any of its securities under the Securities Act of 1933, as amended, either for its own account or for the account of other stockholders exercising their registration rights, CVCIGP II Jersey will have the right to include the Shares acquired from Warburg and Wolfson in any subsequent registration statement filed by Ness. The underwriters of any underwritten offering will have the right to limit the number of shares of common stock having registration rights to be included in the registration statement.

Copies of the Purchase Agreements and the Registration Rights Agreement are filed herewith as exhibits and incorporated herein by reference, and any description herein of the agreements is qualified in its entirety by reference to the agreements.

The Reporting Persons acquired and hold the Shares for investment purposes.

The Reporting Persons review their investment in Ness on a continuous basis in light of numerous factors, including Ness’s and the Reporting Persons’ respective financial conditions and operating results and general market and industry conditions, and from time to time engage and consult with advisors to assist with this effort. In addition, the Reporting Persons engage in confidential discussions with officers and directors of Ness from time to time to explore strategic alternatives relating to the Shares and Ness. The alternatives covered in such review and/or discussions range from the divestiture of Shares to the acquisition of additional Shares from third parties or directly from Ness to the acquisition of all of or a controlling interest in the equity of Ness. Based on such reviews and discussions, the Reporting Persons may, without notice, pursue different strategic alternatives relating to the Shares and Ness.

The Reporting Persons are currently contemplating the purchase of additional Shares in the open market. Such purchases would be made subject to regulatory restrictions and numerous other factors, including Ness’s and the Reporting Persons’ respective financial conditions and operating results and general market and industry conditions.

Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

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Item 5.	Interest in Securities of the Issuer

(a)	As of March 28, 2008, the Reporting Persons may be deemed to beneficially own an aggregate of 3,657,667 Shares.

These Shares are owned directly by CVCIGP II Jersey, and indirectly by CVCI GP (as general partner of CVCIGP II), CVCID (through its ownership of CVCI GP), CIFC (through its ownership of CVCID), CBC (through its ownership of CIFC) and Citigroup (through its ownership of CBC).

Accordingly, the Reporting Persons may be deemed to beneficially own 9.3% of the outstanding Shares.

Citigroup also beneficially owns 117 Shares directly owned by another subsidiary of Citigroup.

(b)	The responses to Items (7) through (10) on the cover pages of this Statement are incorporated herein by reference.

(c)	Schedule C sets forth the transactions in the Shares which, to the best knowledge of the Reporting Persons, have been effected by the Reporting Persons and their subsidiaries during the period commencing 60 days prior to the date of the event requiring the filing of this Schedule 13D and ending on the date hereof (excluding the transactions that may have been effected for managed accounts with funds provided by third party customers). The transactions in the Shares described on Schedule C were effected on the National Association of Securities Dealers Automated Quotations (NASDAQ) or the over-the-counter market.

Except for the Purchase Agreements, the transactions contemplated by such agreement and those transactions set forth on Schedule C, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named on Schedule A has effected any transaction in the Common Stock during the past 60 days (excluding transactions that may have been effected for managed accounts with funds provided by third party customers).

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Items 3, 4 and 5 and Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 are incorporated herein by reference.

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Except as set forth in this Statement, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the person listed on Schedule A, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Ness, including but not limited to, transfer or voting of any of the securities of Ness, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of Ness.

Item 7.	Material to be Filed as Exhibits.
99.1	Securities Purchase Agreement, dated March 18, 2008, by and among CVCIGP II Jersey and the Warburg Pincus Shareholders signatory thereto.
99.2	Amendment No. 1, dated March 28, 2008, to Securities Purchase Agreement, dated March 18, 2008, by and among CVCIGP II Jersey and the Warburg Pincus Shareholders signatory thereto.
99.3	Securities Purchase Agreement, dated March 18, 2008, by and among CVCIGP II Jersey and the Wolfson Shareholders signatory thereto.
99.4

Second Amended and Restated Registration Rights Agreement, dated as of June 30, 2003, among Ness and the other signatories listed therein (incorporated by reference to Ness’s registration statement on Form S-1 (SEC File No. 333-115260), as amended, initially filed with the Securities and Exchange Commission on May 7, 2004).

99.5

Amendment to Second Amended and Restated Registration Rights Agreement, dated as of September 2, 2004, by and among Ness and the other signatories listed therein (incorporated by reference to Ness’s registration statement on Form S-1 (SEC File No. 333-115260), as amended, initially filed with the Securities and Exchange Commission on May 7, 2004).

99.6	Joint Filing Agreement, dated March 28, 2008, by and among CVCIGP II Jersey, CVCI GP, CVCID, CIFC, CBC and Citigroup.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2008

CVCIGP II JERSEY INVESTMENT L.P.

By: Citigroup Venture Capital International Investment G.P. Limited, as General Partner

By:  /s/ Michael Robinson

Name: Michael Robinson

Title: Alternate Director

CITIGROUP VENTURE CAPITAL INTERNATIONAL INVESTMENT G.P. LIMITED

By:  /s/ Michael Robinson

Name: Michael Robinson

Title: Alternate Director

CITIGROUP VENTURE CAPITAL INTERNATIONAL DELAWARE CORPORATION

By:  /s/ Alfred Rodrigues

Name: Alfred Rodrigues

Title: Director

CITICORP INTERNATIONAL FINANCE CORPORATION

By:  /s/ William H. Wolf

Name: William H. Wolf

Title: Vice President

CITICORP BANKING CORPORATION

By:  /s/ William H. Wolf

Name: William H. Wolf

Title: Senior Vice President

CITIGROUP INC.

By:  /s/ Riqueza V. Feaster

Name: Riqueza V. Feaster

Title: Assistant Secretary

ASSISTANT SECRETARY’S CERTIFICATE

I, PAULA F. JONES, Assistant Secretary of Citigroup Inc. (“Citigroup”), DO HEREBY CERTIFY that RIQUEZA FEASTER is an Assistant Secretary of Citigroup, duly appointed as such, effective November 16, 2006, and that such appointment has not been rescinded or revoked.

IN WITNESS WHEREOF, I have affixed my signature and the official seal of Citigroup Inc. this 28th day of March, 2008.

/s/ Paula F. Jones
Paula F. Jones
Assistant Secretary
Citigroup Inc.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF CITIGROUP INCORPORATED

The following sets forth the name, principal occupation and citizenship of each of the directors and executive officers of Citigroup Inc.

Name and Title	Principal Occupation	Citizenship
C. Michael Armstrong, Director	Chairman, Board of Trustees Johns Hopkins Medicine Health System Corporation and Hospital 1683 Galleon Drive Naples, FL 34102	United States
Alain J. P. Belda, Director	Chairman and Chief Executive Officer Alcoa Inc. 390 Park Avenue New York, NY 10022	Brazil & Spain
George David, Director	Chairman and Chief Executive Officer United Technologies Corporation One Financial Plaza Hartford, CT 06101	United States
Kenneth T. Derr, Director	Chairman, Retired Chevron Corporation 345 California Street San Francisco, CA 94104	United States
John M. Deutch, Director	Institute Professor Massachusetts Institute of Technology 77 Massachusetts Avenue Cambridge, MA 02139	United States
Roberto Hernandez Ramirez, Director	Chairman of the Board Banco Nacional de Mexico Actuario Roberto Medellin No. 800 Col. Santa Fe, 01210 Mexico City, Mexico	Mexico
Ann Dibble Jordan, Director	Consultant 2940 Benton Place, NW Washington, DC 20008-2718	United States

Dr. Klaus Kleinfeld, Director	President and Chief Executive Officer Siemens AG Wittesbacherplatz 2 D-80333 Munich, Germany	Germany
Andrew N. Liveris, Director	Chairman and Chief Executive Officer The Dow Chemical Company 2030 Dow Center Midland, MI 48674	Australia
Dudley C. Mecum, Director	Managing Director Capricorn Holdings, LLC 30 East Elm Street Greenwich, CT 06830	United States
Anne M. Mulcahy, Director	Chairman and Chief Executive Officer Xerox Corporation 800 Long Ridge Road Stamford, CT 06904	United States
Vikram Pandit, Director and Executive Officer	Chairman and Chief Executive Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Richard D. Parsons, Director	Chairman and Chief Executive Officer Time Warner Inc. One Time Warner Center New York, NY 10019	United States
Dr. Judith Rodin, Director	President The Rockefeller Foundation 420 Fifth Avenue New York, NY 10018	United States
Robert E. Rubin, Director and Executive Officer	Chairman of the Executive Committee and Member of the Office of the Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Franklin A. Thomas, Director	Consultant The Study Group 380 Lexington Avenue New York, NY 10168	United States

A-2

Ajay Banga, Executive Officer	Chairman and Chief Executive Officer Global Consumer Group-International Citigroup Inc. 399 Park Avenue New York, NY 10043	India
Sir Winfried F. W. Bischoff, Executive Officer	Chairman Citigroup Europe 33 Canada Square Canary Wharf London E14 5LB United Kingdom	United Kingdom and Germany
Gary L. Crittenden, Executive Officer	Chief Financial Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Steven J. Freiberg, Executive Officer	Chairman and Chief Executive Officer Global Consumer Group-North America Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
John C. Gerspach, Executive Officer	Controller and Chief Accounting Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Michael S. Helfer, Executive Officer	General Counsel and Corporate Secretary Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Lewis B, Kaden, Executive Officer	Vice Chairman and Chief Administrative Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

A-3

Sallie L. Krawcheck, Executive Officer	Chief Financial Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Brian Leach, Executive Officer	Senior Risk Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Manuel Medina-Mora, Executive Officer	Chairman and Chief Executive Officer Latin America and Mexico Act. Roberto Medellin 800 Edificio Sur. 5 piso Col. Sta FE/ C.P. 01210 Mexico, D.F.	Mexico
William R. Rhodes, Executive Officer	Senior Vice Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Stephen R. Volk, Executive Officer	Vice Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

A-4

SCHEDULE B

On April 28, 2003, Salomon Smith Barney announced final agreements with the SEC, the NASD, the NYSE and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices. Salomon Smith Barney paid $300 million for retrospective relief, plus $25 million for investor education, and committed to spend $75 million to provide independent third-party research to its clients at no charge. Salomon Smith Barney adopted new policies and procedures to further ensure the independence of its research and addressed other issues identified in the course of the investigation. Salomon Smith Barney reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements did not establish wrongdoing or liability for purposes of any other proceeding.

On July 28, 2003, Citigroup settled enforcement proceedings related to the manipulation of Enron's and Dynegy’s financial statements. The Commission found that Citigroup knew or should have known that the acts or omissions described in the Order would contribute to Enron's and Dynegy’s violations of Exchange Act Section 10(b) and Exchange Act Rule 10b-5. Consequently, Citigroup was found to be a cause of Enron's and Dynegy’s violations within the meaning of Exchange Act Section 21C. Citigroup consented to an order to cease and desist from committing or causing any violation of the antifraud provisions of the federal securities laws, and agreed to pay $120 million as disgorgement, interest and penalty.

On March 23, 2005, the SEC entered an administrative and cease-and-desist order against CGMI. The SEC order found that CGMI willfully violated Section 17(a)(2) of the Securities Act and Rule 10b-10 promulgated under the Exchange Act. Specifically, the order found that there were two distinct disclosure failures by CGMI in the offer and sale of mutual fund shares to its customers. Based on these findings, the order censured CGMI, required that CGMI cease and desist from committing or causing violations and future violations of Section 17(a) of the Securities Act and Exchange Act Rule 10b-10, and required that CGMI pay a $20 million civil money penalty.

In a related proceeding on March 22, 2005, the NASD accepted a Letter of Acceptance, Waiver and Consent dated March 18, 2005 (the “AWC”) that had been submitted by CGMI. Without admitting or denying the findings, CGMI accepted and consented, prior to a hearing and without an adjudication of any issue of law or fact, to the entry of findings by NASD. Based on its findings and with CGMI’s consent, the NASD censured CGMI and fined it $6.25 million. In the AWC, CGMI also agreed to complete certain undertakings, including retaining an Independent Consultant, among other things, to conduct a comprehensive review of the completeness of its disclosures regarding the differences in mutual fund share classes and the policies and procedures relating to CGMI’s recommendations to its customers of different class shares of mutual funds.

On May 31, 2005, the SEC issued an order in connection with the settlement of an administrative proceeding against Smith Barney Fund Management LLC (“SBFM”), a former subsidiary of Citigroup, and CGMI, relating to the appointment of an affiliated transfer agent for the Smith Barney family of mutual funds managed by SBFM (the “Affected Funds”).

The SEC order finds that SBFM and CGMI willfully violated Section 206(1) of the Investment Advisers Act of 1940, as amended, and the rules promulgated thereunder (the “Advisers Act”). Specifically, the order found that SBFM and CGMI knowingly or recklessly failed to disclose to the boards of the Affected Funds in 1999 when proposing a new transfer agent arrangement with an affiliated transfer agent that: First Data Investors Services Group (“First Data”), the Affected Funds’ then-existing transfer agent, had offered to continue as transfer agent and do the same work for substantially less money than before; and that Citigroup Asset Management (“CAM”), the former Citigroup business unit that, at the time, included the Affected Funds’ investment manager and other investment advisory companies, had entered into a side letter with First Data under which CAM agreed to recommend the appointment of First Data as sub-transfer agent to the affiliated transfer agent in exchange for, among other things, a guarantee by First Data of specified amounts of asset management and investment banking fees to CAM and CGMI. The order also found that SBFM and CGMI willfully violated Section 206(2) of the Advisers Act by virtue of the omissions discussed above and other misrepresentations and omissions in the materials provided to the Affected Funds’ boards, including the failure to make clear that the affiliated transfer agent would earn a high profit for performing limited functions while First Data continued to perform almost all of the transfer agent functions, and the suggestion that the proposed arrangement was in the Affected Funds’ best interests and that no viable alternatives existed. SBFM and CGMI do not admit or deny any wrongdoing or liability. The settlement does not establish wrongdoing or liability for purposes of any other proceeding.

The SEC censured SBFM and CGMI and ordered them to cease and desist from violations of Sections 206(1) and 206(2) of the Advisers Act. The order required Citigroup to pay $208.1 million, including $109 million in disgorgement of profits, $19.1 million in interest, and a civil money penalty of $80 million. Approximately $24.4 million has already been paid to the Affected Funds, primarily through fee waivers. The remaining $183.7 million, including the penalty, has been paid to the U.S. Treasury and will be distributed pursuant to a plan submitted for the approval of the SEC. At this time, there is no certainty as to how the above-described proceeds of the settlement will be distributed, to whom such distributions will be made, the methodology by which such distributions will be allocated, and when such distributions will be made. The order also required that transfer agency fees received from the Affected Funds since December 1, 2004, less certain expenses, be placed in escrow and provided that a portion of such fees may be subsequently distributed in accordance with the terms of the order. On April 3, 2006, an aggregate amount of approximately $9 million held in escrow was distributed to the Affected Funds.

The order required SBFM to recommend a new transfer agent contract to the Affected Fund’s boards within 180 days of the entry of the order; if a Citigroup affiliate submitted a proposal to serve as transfer agent or sub-transfer agent, SBFM and CGMI would have been required, at their expense, to engage an independent monitor to oversee a competitive bidding process. On November 21, 2005, and within the specified timeframe, the Affected Funds’ Boards selected a new transfer agent for the Affected Fund. No Citigroup affiliate submitted a proposal

B-2

to serve as transfer agent. Under the order, SBFM also must comply with an amended version of a vendor policy that Citigroup instituted in August 2004.

Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

B-3

Schedule C

The following is a list of transactions in shares of Ness' Common Stock, which to the best knowledge of Citigroup Inc., have been effected in the past 60 days in the ordinary course of business.

Citigroup Global Markets, Inc., a wholly owned subsidiary of Citigroup, engaged in open market transactions, which are summarized below, to report (i) the total number of shares that were the subject of transactions effected on each day and (ii) the lowest and highest price per share at which the transactions were effected:

Description of Security	Purchase (P) / Sale (S)	Trade Date	Quantity	Low ($)	High ($)
Common Stock	P	1/22/2008	178	8.15	8.15
Common Stock	S	1/22/2008	178	8.15	8.15
Common Stock	P	1/24/2008	100	8.55	8.55
Common Stock	S	1/24/2008	200	8.55	8.85
Common Stock	P	1/25/2008	2100	8.79	8.92
Common Stock	S	1/25/2008	3698	8.65	8.92
Common Stock	P	1/28/2008	2406	8.67	8.75
Common Stock	S	1/28/2008	2616	8.67	8.75
Common Stock	P	1/30/2008	100	8.94	8.94
Common Stock	S	1/30/2008	200	8.94	8.94
Common Stock	P	1/31/2008	2100	8.98	9.01
Common Stock	S	1/31/2008	2000	8.98	9.01
Common Stock	S	2/1/2008	194	9.48	9.48
Common Stock	P	2/4/2008	1078	9.58	9.69
Common Stock	S	2/4/2008	1040	9.59	9.69
Common Stock	P	2/5/2008	8429	9.44	10.00
Common Stock	S	2/5/2008	8429	9.44	10.00
Common Stock	P	2/6/2008	2000	10.00	10.00
Common Stock	S	2/6/2008	2000	10.00	10.00
Common Stock	P	2/7/2008	4425	9.93	9.98

Common Stock	S	2/7/2008	2000	9.98	9.98
Common Stock	P	2/8/2008	1110	9.99	10.05
Common Stock	S	2/8/2008	1374	9.99	10.05
Common Stock	P	2/11/2008	1650	10.02	10.06
Common Stock	S	2/11/2008	1650	10.02	10.06
Common Stock	P	2/12/2008	200	9.67	9.67
Common Stock	S	2/12/2008	100	9.67	9.67
Common Stock	P	2/13/2008	330	9.59	9.65
Common Stock	S	2/13/2008	719	9.59	9.79
Common Stock	P	2/20/2008	64	9.57	9.57
Common Stock	P	2/22/2008	329	9.37	9.44
Common Stock	S	2/22/2008	475	9.36	9.44
Common Stock	P	2/25/2008	370	9.34	9.36
Common Stock	S	2/25/2008	390	9.34	9.36
Common Stock	P	2/26/2008	4165	9.21	9.42
Common Stock	S	2/26/2008	591	9.21	9.34
Common Stock	P	2/27/2008	500	9.34	9.45
Common Stock	S	2/27/2008	281	9.46	9.46
Common Stock	P	2/29/2008	117	9.32	9.32
Common Stock	S	2/29/2008	117	9.32	9.32
Common Stock	P	3/3/2008	52	9.33	9.33
Common Stock	S	3/3/2008	52	9.33	9.33
Common Stock	P	3/4/2008	70	9.38	9.38
Common Stock	S	3/4/2008	70	9.38	9.38
Common Stock	P	3/5/2008	667	9.47	9.50
Common Stock	S	3/5/2008	600	9.50	9.50

Common Stock	P	3/6/2008	10800	9.49	9.49
Common Stock	S	3/6/2008	21600	9.34	9.53
Common Stock	P	3/7/2008	20000	9.32	9.32
Common Stock	S	3/7/2008	20000	9.32	9.32
Common Stock	P	3/10/2008	1041	9.25	9.39
Common Stock	S	3/10/2008	1041	9.25	9.39
Common Stock	P	3/11/2008	65	9.34	9.34
Common Stock	S	3/11/2008	65	9.34	9.34
Common Stock	P	3/12/2008	500	9.23	9.23
Common Stock	S	3/12/2008	500	9.23	9.23
Common Stock	P	3/13/2008	210	9.12	9.12
Common Stock	S	3/13/2008	210	9.12	9.12
Common Stock	P	3/14/2008	200	9.40	9.41
Common Stock	S	3/14/2008	241	9.40	9.44
Common Stock	P	3/17/2008	150	9.16	9.16
Common Stock	S	3/17/2008	150	9.16	9.16
Common Stock	P	3/18/2008	262	9.33	9.33
Common Stock	S	3/18/2008	336	9.24	9.33

Automated Trading Desk Brokerage Services, LLC, a wholly owned subsidiary of Citigroup, engaged in open market transactions, which are summarized below, to report (i) the total number of shares that were the subject of transactions effected on each day and (ii) the lowest and highest price per share at which the transactions were effected:

Description of Security	Purchase (P) / Sale (S)	Trade Date	Quantity	Low ($)	High ($)
Common Stock	P	1/18/2008	6658	8.05	8.37
Common Stock	S	1/18/2008	2261	8.09	8.31
Common Stock	P	1/22/2008	4661	7.98	8.54

Common Stock	S	1/18/2008	2908	8.12	8.51
Common Stock	P	1/23/2008	5145	8.03	8.44
Common Stock	S	1/23/2008	2312	8.03	8.44
Common Stock	P	1/24/2008	3730	8.44	8.82
Common Stock	S	1/24/2008	600	8.50	8.59
Common Stock	P	1/25/2008	3400	8.62	9.03
Common Stock	S	1/25/2008	1700	8.61	9.05
Common Stock	P	1/28/2008	4109	8.58	8.81
Common Stock	S	1/28/2008	913	8.56	8.76
Common Stock	P	1/29/2008	3600	8.81	9.03
Common Stock	S	1/29/2008	2200	8.82	9.04
Common Stock	P	1/30/2008	5120	8.63	9.15
Common Stock	S	1/30/2008	2419	8.60	9.19
Common Stock	P	1/31/2008	8163	8.71	9.20
Common Stock	S	1/31/2008	2425	8.87	9.19
Common Stock	P	2/1/2008	2586	9.19	9.48
Common Stock	S	2/1/2008	1360	9.23	9.49
Common Stock	P	2/4/2008	4866	9.31	9.70
Common Stock	S	2/4/2008	1691	9.34	9.71
Common Stock	P	2/5/2008	8756	9.51	10.18
Common Stock	S	2/5/2008	2991	9.83	10.16
Common Stock	P	2/6/2008	5805	9.98	10.22
Common Stock	S	2/6/2008	2900	9.99	10.23
Common Stock	P	2/7/2008	8635	9.76	10.08
Common Stock	S	2/7/2008	2639	9.78	10.11
Common Stock	P	2/8/2008	7296	9.89	10.15

Common Stock	S	2/8/2008	2144	9.98	10.09
Common Stock	P	2/11/2008	4543	9.92	10.14
Common Stock	S	2/11/2008	600	9.94	10.12
Common Stock	P	2/12/2008	4929	9.72	9.93
Common Stock	S	2/12/2008	2804	9.65	9.96
Common Stock	P	2/13/2008	10506	9.60	9.80
Common Stock	S	2/13/2008	7836	9.59	9.92
Common Stock	P	2/14/2008	4900	9.48	9.70
Common Stock	S	2/14/2008	3000	9.46	9.68
Common Stock	P	2/15/2008	5787	9.35	9.55
Common Stock	S	2/15/2008	994	9.37	9.53
Common Stock	P	2/19/2008	3529	9.51	9.61
Common Stock	S	2/19/2008	419	9.50	9.61
Common Stock	P	2/20/2008	4571	9.50	9.68
Common Stock	S	2/20/2008	3194	9.49	9.64
Common Stock	P	2/21/2008	1771	9.42	9.60
Common Stock	S	2/21/2008	799	9.41	9.60
Common Stock	P	2/22/2008	1931	9.33	9.45
Common Stock	S	2/22/2008	839	9.36	9.45
Common Stock	P	2/25/2008	2800	9.30	9.50
Common Stock	S	2/25/2008	2100	9.32	9.52
Common Stock	P	2/26/2008	9452	9.15	9.46
Common Stock	S	2/26/2008	7626	9.17	9.49
Common Stock	P	2/27/2008	6400	9.24	9.54
Common Stock	S	2/27/2008	3500	9.24	9.47
Common Stock	P	2/28/2008	4100	9.26	9.42
Common Stock	S	2/28/2008	2443	9.25	9.40

Common Stock	P	2/29/2008	16013	9.31	9.57
Common Stock	P	3/3/2008	4444	9.27	9.44
Common Stock	S	3/3/2008	1397	9.34	9.41
Common Stock	P	3/4/2008	2001	9.32	9.44
Common Stock	S	3/4/2008	1201	9.37	9.45
Common Stock	P	3/5/2008	1548	9.42	9.53
Common Stock	P	3/6/2008	5963	9.40	9.53
Common Stock	S	3/6/2008	700	9.47	9.51
Common Stock	P	3/7/2008	5199	9.30	9.47
Common Stock	S	3/7/2008	1719	9.32	9.50
Common Stock	P	3/10/2008	3672	9.25	9.38
Common Stock	S	3/10/2008	1000	9.26	9.34
Common Stock	P	3/11/2008	4755	9.27	9.51
Common Stock	S	3/11/2008	1456	9.30	9.51
Common Stock	P	3/12/2008	6601	9.20	9.48
Common Stock	S	3/12/2008	3485	9.22	9.47
Common Stock	P	3/13/2008	7910	9.10	9.47
Common Stock	S	3/13/2008	1987	9.31	9.42
Common Stock	P	3/14/2008	5736	9.32	9.55
Common Stock	S	3/14/2008	1648	9.32	9.50
Common Stock	P	3/17/2008	5014	9.14	9.26
Common Stock	S	3/17/2008	1703	9.15	9.23

Citibank, N.A., a wholly owned subsidiary of Citigroup, Inc., engaged in the following open market transactions:

Description of Security	Purchase (P) / Sale (S)	Trade Date	Quantity	Share Price ($)
Common Stock	S	2/11/2008	1350	10.02
Common Stock	S	2/13/2008	15	9.65
Common Stock	P	2/29/2008	117	9.32